

August 3, 2011

Via E-mail
John C. Textor
Chief Executive Officer
Digital Domain Media Group, Inc.
8881 South US Highway One
Port St. Lucie, FL 34952

> **Re:** **Digital Domain Media Group, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed July 20, 2011**
> **File No. 333-174248**

Dear Mr. Textor:

We have received your response to our prior comment letter to you dated June 13, 2011 and have the following additional comments.

General

1. We note your response to our prior comment two. Please revise the reference on page 92 regarding "strategic relationships with studios globally" to clarify that this is not a reference to any agreements currently in effect, other than your joint marketing and production VFX services agreement with RelianceMediaWorks Limited. Additionally please revise your reference on pages 1, 88, and 91 to being a "key partner" to major film studios and leading filmmakers to specify the extent to which this is in reference to agreements currently in effect, and the type of agreements.

2. We note your response to our prior comment four. Please revise your discussion beginning on page 97 to more clearly but briefly indicate the scope of your work on each film.

3. We note your response to our prior comment five. Please remove marketing language such as "innovation and creativity" and "playing an increasingly important role in the creation and development of live-action films" on page one, "premier site" on page 71, and "established track record" on pages two and 89. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

4. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Outside Cover Page of the Prospectus

5. We note your response to our prior comment seven and we re-issue the comment. Please remove the references to "Sole Book-Running Manager" and "Joint Lead Manager."

Prospectus Summary, page 1

6. We note your response to our prior comments nine and 11. Please revise the fourth paragraph on page one to clarify that there is no guarantee that such revenue growth or growth in the VFX market will continue. Please revise the carry-over paragraph from page one to two to indicate that there is no guarantee that 3D market growth will continue.

The Offering, page 4

7. It is not clear to us whether the amount of common stock listed as to be outstanding after this offering includes the portion of indebtedness to the private equity fund that will automatically convert upon consummation of the offering. Please advise.

Risk Factors, page 14

Our feature films segment depends, page 20

8. We note your response to our prior comment 19. The name of customers that have provided a significant portion of revenues should be provided here and in your business section or provide us your analysis as to whether the loss of the "single motion picture studio" or either of the "two major studios" as customers would have a material adverse effect on you. Refer to Item 101(c)(1)(vii). Please also balance your disclosure regarding recent significant customers by indicating that one of the significant customers represented a material portion of the Company's business primarily as a result of the Company being engaged by such studio on a single, multi-year project, as you have told us in your response.

If we do not continue to receive governmental grant funding, page 21

9. We note your response to our prior comment 20. Please disclose any target

thresholds with respect to the City of West Palm Beach or advise.

Financing Transactions, page 71

10. For the Convertible Note issued to Comvest, please disclose the specified conversion ratio and explain the possible adjustment to the conversion rate.

11. Please also include Item 701 of Regulation S-K disclosure regarding the convertible note in Item 15. Recent Sales of Unregistered Securities.

Business, page 88

12. We note your response to our prior comment 25. Please revise the fifth paragraph on page one, the fourth paragraph on page 88, the fourth bullet on page 90, and the first full paragraph on page 92 to clarify, as indicated in your response, that to date you have executed only one binding term sheet with respect to the co-production of a film.

Our History, page 89

13. We note your response to our prior comment eight. Please revise the reference on page 89 to "an industry-leading reputation" to clarify as indicated in your response that you are "a" leader in the industry.

Business Evolution, page 89

14. We note your response to our prior comments 27 and 29. We note the reference to "Develop, Own and Monetize Original IP" on page 90. Please provide an expanded discussion addressing the status of these initiatives, what material steps you will need to take to implement your plan, a timeline and the need for and availability of financing.

Feature Films, page 91

15. We note your response to our prior comment 31. Please revise to clarify for investors the role of the visualization studio in relation to your Feature Films business as a whole and whether it generates any revenues on its own.

Commercials, page 93

16. We note your response to our prior comment 30. Please revise the last sentence of the first paragraph to clarify the reference to "usually ranges," as this may suggest the center cluster of most common results rather than the total broad range.

Key Advisor, page 112

17. With a view to revised disclosure, please explain to us what your relationship with your "key advisor" entails, and whether it is bound by any agreement.

Executive Compensation, page 114

Annual Bonuses, page 115

18. Please disclose any criteria related to awarding the non-discretionary bonuses.

Summary Compensation Table, page 117

19. Please revise to include the options awarded to Mr. Lunsford and Mr. Textor during 2010, as disclosed on page 116.

Item 15. Recent Sales of Unregistered Securities, page II-2

20. We note your response to our prior comment 52. Please revise to disclose the "nominal consideration" in the second paragraph.

Exhibits

21. We note that the Asset Transfer Agreement between ImageMovers Digital LLC and Digital Domain, formerly Exhibit 10.32 and the Asset Transfer Agreement between the Registrant and Digital Domain, formerly Exhibit 10.33 are not longer listed in the exhibit index. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: D. Thomas Triggs, Esq.